FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2004

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                               ---         ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes    No X
         ---   ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Materials Contained in this Report:

1. English excerpt translation of a Report on Number of Listed Shares, as filed with the Tokyo Stock Exchange on August 20, 2004.

2. English translation of a Notice Concerning Determination of Terms of Issuance of Stock Option (stock acquisition rights) of the registrant, as filed with the Tokyo Stock Exchange on August 2, 2004.

3. English translation of a Report on Amendment 5 of Bulk Holding that was filed with the Director of the Tokai Local Finance Bureau by the registrant on August 6, 2004.

4. English translation of a Report on Amendment 6 of Bulk Holding that was filed with the Director of the Tokai Local Finance Bureau by the registrant on August 6, 2004.

5. English translation of a Notice of Repurchase of Shares through N-NET Closing Price Orders on Nagoya Stock Exchange, as filed with the Tokyo Stock Exchange on August 31, 2004.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Toyota Motor Corporation



                                         By:/s/  Yuji Maki
                                            --------------
                                            Name:  Yuji Maki
                                            Title: General Manager of Financial
                                                   Reporting Department,
                                                   Accounting Division



Date:  August  , 2004